EXHIBIT 99.1

Addex Spin-Out Neurosterix has started a Phase 1 Clinical Study with M4 PAM - NTX-253 for Schizophrenia

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, January 7, 2026 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today announced that its spin-out company, Neurosterix, has started a Phase 1 clinical study of NTX-253. NTX-253 is a potent, selective, orally available positive allosteric modulator (PAM) of the muscarinic M4 receptor being developed for the treatment of schizophrenia. The Phase 1 study is designed to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of NTX-253 in healthy volunteers.

“The progression of NTX-253 into clinical studies represents an important milestone for both Neurosterix and Addex,” said Tim Dyer, Chief Executive Officer of Addex Therapeutics. “Selective modulation of the M4 receptor through a PAM represents a novel therapeutic approach compared to traditional dopamine receptor antagonists and has the potential to provide patients suffering from schizophrenia with a differentiated efficacy and safety profile. We look forward to the progress of NTX-253 as it advances through clinical development.”

Neurosterix was spun-out of Addex in April 2024, raising $65 million in a Series A financing led by funds affiliated with Perceptive Advisors. Addex retains a 20% equity interest in Neurosterix.

About NTX-253 and M4 PAMs
The M4 muscarinic receptor is a validated target for treating schizophrenia and related disorders through indirect modulation of dopamine signaling. NTX-253 is a potent, selective, orally available PAM of M4 that fine-tunes muscarinic signaling with the potential to reduce psychosis symptoms while avoiding the movement disorders and metabolic complications associated with traditional dopamine antagonists. Preclinical studies demonstrate robust antipsychotic-like activity and a favorable safety profile, supporting advancement into first-in-human clinical studies. Currently available antipsychotics typically target dopamine receptors, providing some success in ameliorating the positive symptoms of the disorder. However, targeting dopamine also can induce metabolic, cognitive, and motor side effects, limiting their therapeutic utility. Research suggest that M4 PAMs could indirectly modulate dopamine levels and induce antipsychotic activity without peripheral muscarinic side-effects seen with direct agonists. Highly selective M4 PAMs have been found to have robust antipsychotic-like effects in multiple rodent models and reverse multiple in vivo effects of psychomotor stimulants that induce increases in extracellular dopamine.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.